Exhibit 7

Computation of consolidated ratio of earnings to fixed charges

The following table sets out the calculation of the ratios of earnings to fixed charges (unaudited) for the periods indicated.

	Year Ended 30 September
(in $AUD millions, unless otherwise indicated)	2018	2017	2016	2015	2014
Profit before income tax	11,731	11,515	10,644	11,416	10,740
Add fixed charges	16,277	15,932	16,881	18,223	18,894
Less minority interest in subsidiaries that have not incurred fixed charges	(4)	(7)	(15)	(56)	(64)
Earnings before tax and fixed charges	28,004	27,440	27,510	29,583	29,570

Interest expense	16,066	15,716	16,674	18,028	18,706
Portion of rent estimated to represent interest expense	211	216	207	195	188
Fixed charges	16,277	15,932	16,881	18,223	18,894

Ratio of earnings to fixed charges (%)	1.72	1.72	1.63	1.62	1.57